FORM 6-K

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 under

                       the Securities Exchange Act of 1934

                         For the Month of December 2002

                         GRUPO CASA SABA, S.A. DE C.V.
                (Translation of registrant's name into English)

                          Paseo de la Reforma, No. 215
                    Colonia Lomas de Chapultepec, C.P. 11000
                                  Mexico, D.F.
                                     Mexico
                    (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   GRUPO CASA SABA, S.A. DE C.V.

Date: December 16, 2002                        By:  /s/ Alejandro Sadurni
                                                  ------------------------------

                                                  Name:  Alejandro Sadurni
                                                  Title: Chief Financial Officer

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                          GRUPO CASA SABA, S.A. DE C.V.




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     Recent Event (Evento Relevante)...........................................3


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                         RECENT EVENT (EVENTO RELEVANTE)



PLACE AND DATE:

Mexico City, December 13, 2002


NAME:

Grupo Casa Saba, S.A. de C.V.


SYMBOL:

SAB


MATTER:

Increase in the share price


RECENT EVENT:

In connection with the increase in the share price of "SAB", Grupo Casa Saba hereby informs that such event was caused by ordinary market conditions, and therefore, no material event has occurred.


INTERNATIONAL MARKET: